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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             Telocity Delaware, Inc.
                             -----------------------
                            (Name of Subject Company)

                             Telocity Delaware, Inc.
                             -----------------------
                        (Name of Person Filing Statement)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     87971D
                      (CUSIP Number of Class of Securities)

                                  Scott Martin
                                  ------------
                            Executive Vice President,
              Chief Administrative Officer and Corporate Secretary
                             Telocity Delaware, Inc.
                            10355 North DeAnza Blvd.
                           Cupertino, California 95014
                                 (408) 863-6600

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With Copies to

                            Diane Holt Frankle, Esq.
                        Gray Cary Ware & Friedenrich LLP
                               400 Hamilton Avenue
                        Palo Alto, California 94301-1825
                                 (650) 833-2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule.

1. Press Release, dated December 21, 2000, regarding the proposed transaction between Hughes Electronics Corporation and Telocity, Inc.

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FOR IMMEDIATE RELEASE

                                  Hughes Contact: Richard Dore (310) 662-9670
                                  Telocity Contact: Bill Chandler (408) 863-5983

              HUGHES TO ACQUIRE TELOCITY IN $180 MILLION CASH DEAL;
                EXPANDS NATIONWIDE BROADBAND SERVICES CAPABILITY

     COMBINED WITH DIRECTV, HIGH-SPEED INTERNET SERVICE CREATES WHOLE HOUSE
                     ENTERTAINMENT AND INFORMATION SOLUTION


     EL SEGUNDO, CALIF., AND CUPERTINO, CALIF., DEC. 21, 2000--HUGHES Electronics Corporation (NYSE:GMH), the world's leading provider of digital television entertainment, satellite services and satellite-based private business networks, and Telocity, Inc., (NASDAQ:TLCT), a leading national provider of broadband services via digital subscriber lines (DSL), announced today that Hughes will acquire Telocity for $2.15 per share in cash, or a total purchase price of approximately $180 million. The boards of directors of both companies have approved the transaction.

     With the addition of Telocity's existing DSL-based network, HUGHES will significantly expand its ability to offer Internet and broadband services to consumers throughout the United States. The Telocity network will complement the HUGHES nationwide DirecPC(R) broadband service via satellite, which is announcing the availability of its new "two-way" satellite service this week. With the acquisition of Telocity, HUGHES will be the country's first provider to offer on a national basis a portfolio of consumer entertainment and information services that includes digital multichannel television, and wired and satellite broadband Internet access.

     "This acquisition is strategically important for HUGHES and for DIRECTV," said HUGHES Chairman and CEO Michael T. Smith. "We currently offer DirecPC as our primary nationwide Internet and broadband offering, but the projected demand for broadband exceeds our existing capacity to deliver it by satellite. With the addition of Telocity, we achieve nearly unlimited capacity, and can offer our customers a choice of DSL where it is available, and two-way satellite broadband in circumstances where customers prefer satellite delivery or where DSL is not and will not be available."

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     "With proprietary technology and a nationwide footprint, Telocity has become an innovator and leader in providing lifestyle-enhancing broadband services to our subscribers," said Patti Hart, president and CEO of Telocity, Inc. "We are proud to join the HUGHES family, and this is an extraordinary opportunity for us. Together, we will provide a comprehensive suite of services that will challenge the competition and enhance our customers' lives. Together, we will be strongly positioned to be leaders in the exploding broadband market."

     Following the necessary government approvals and completion of the transaction, HUGHES will integrate the broadband delivery capabilities of Telocity with DIRECTV(R), the nation's leading provider of digital multichannel entertainment, to create a "whole house" entertainment and information solution that can deliver digital video and high-speed data throughout the home for existing and future DIRECTV customers on a nationwide basis.

     "By bundling Telocity's capabilities with the high-quality offerings of DIRECTV, we will offer consumers the best of both worlds - digital satellite entertainment and high-speed DSL Internet access - through a single portal into their homes," said Eddy W. Hartenstein, senior executive vice president of HUGHES. "We will initially target the new service to DIRECTV's existing base of more than 9 million customers, and then leverage our nationwide distribution network to market a bundled video and broadband service offering to prospective customers at retail."

     Hartenstein added that the bundled service offering is expected to provide DIRECTV with the opportunity to further increase customer satisfaction and retention, and increase revenue per household.

     HUGHES also expects to benefit in the future from the synergies of having a single, nationwide home service network installing DIRECTV, DirecPC, and Telocity DSL, and from a "single point of contact" customer service organization for the future digital television or broadband needs of DIRECTV customers.

     Telocity of Cupertino, Calif., has an expandable service network that currently extends across 140 U.S. metropolitan areas, which account for 40 percent of the country's population. As the availability of DSL increases to encompass more communities, Telocity's services will become available to a larger population.

     Telocity has developed a proprietary in-home gateway unit that is self-installable on a home computer and configures itself without the need of a network interface card, or an in-home

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service call. The gateway enables customers to purchase additional services such as data security, automatic backup, home networking and Internet Protocol telephony. In November, Telocity became the first residential DSL services provider to offer a package of value-added services to its customers to enable home networking and increased computer security.

     Telocity's plug-and-play capability enables Internet access with typical download speeds of 500 Kbps (kilobits per second) to 1.5 Mbps (megabits per second) and upload, such as for sending e-mail, of 128 to 256 Kbps.

     Telocity's broadband services and home gateway technology also complement DIRECTV's television-based interactive services, such as AOLTV and UltimateTV, by providing home networking functionality and speeding up the Internet connection. The unique capabilities of Telocity's home gateway can be integrated into a DIRECTV receiver.

     Additionally, the Telcocity network can be supplemented by NET-36, a service that enables bandwidth-rich content providers to bypass the Internet congestion that slows down transmission speeds and causes significant video quality distortion. The broadcast of digital and streaming media over NET-36 will be near digital television quality, with the same high fidelity that the content providers intended.

     NET-36 is part of PanAmSat Corporation, which owns and operates the world's largest network of geostationary-orbiting satellites. PanAmSat is 81 percent owned by HUGHES.

     DirecPC was developed by HUGHES Network Systems and provides users with secure and reliable broadband services via satellite. The DirecPC system is used by such Internet providers as AOL, Juno and Earthlink to provide rich multimedia content and features to consumers through the Powered by DirecPC service.

     DIRECTV, HUGHES Network Systems and PanAmSat are operating businesses of HUGHES, a unit of General Motors Corporation. The earnings of HUGHES are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE:GMH).

     Telocity is a leading nationwide provider of integrated residential broadband services. Telocity improves today's dial-up, or narrowband, experience through faster and reliable services that enhance Internet surfing, shopping, and communications. Telocity intends to expand its broadband services to packaged value-added services that may include secure telecommuting, home monitoring and automation, voice bundling, and entertainment services. Telocity currently provides high-speed broadband services through DSL technology. As Telocity expands its

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services nationwide, the company intends to choose the most reliable, flexible and cost-effective broadband access technologies (including DSL, cable, and wireless) available in each local market. For more information, contact Telocity at phone (408) 863-6600; fax (408) 777-1451; www.telocity.net, or mail at 10355
N. DeAnza Blvd.; Cupertino, CA 95014.

                       MEDIA AND ANALYSTS CONFERENCE CALLS

     HUGHES and Telocity are holding several conference calls to discuss today's announcement.

     TELOCITY WILL CONDUCT A CALL WITH ANALYSTS at 10 a.m. EST today. Reporters are invited to participate in a listen-only mode. The call-in number is 719-457-2661. The call will be available on replay for 30 days at 719-457-0820 (passcode 643606), and via webcast at www.telocity.net in the Investors' Section.

     HUGHES WILL CONDUCT A CALL WITH ANALYSTS at 11 a.m. EST today. Reporters are invited to participate in a listen-only mode. The call-in number is 719-457-2630 (confirmation code 693343). The call will be available on replay until 1 a.m. EST Dec. 29. The replay number is 719-457-0820 (confirmation code 693343). A live webcast will also be available and archived for 30 days at www.hughes.com

     HUGHES AND TELOCITY WILL ALSO HOST A MEDIA QUESTION AND ANSWER SESSION from 12:30 p.m. to 1:30 p.m. EST today. Non-media can participate in a listen-only mode. Available for questions on the call will be:

     o    MICHAEL T. SMITH, CHAIRMAN AND CEO OF HUGHES
     o    EDDY HARTENSTEIN, SENIOR EXECUTIVE VICE PRESIDENT OF HUGHES
     o    PATTI HART, PRESIDENT AND CEO OF TELOCITY.

     The call-in number is 719-457-2681, and the confirmation code is 736906. The call will be available on replay until 1 a.m. EST Dec. 29. The replay number is 719-457-0820 with the same confirmation code.


                               ACQUISITION DETAILS

     Under the terms of the agreement, a corporation recently formed by HUGHES will make a tender offer to purchase all currently outstanding shares of common stock of Telocity at a price of $2.15 per share in cash. The tender offer will be subject to certain conditions, including the tender, without withdrawal prior to the expiration of the offer, of at least a majority of Telocity's outstanding shares on a fully diluted basis and receipt of all necessary governmental approvals. Stockholders representing a majority of the outstanding shares of Telocity have irrevocably committed to tender their shares in the tender offer.

     The tender offer, which is expected to commence by February 1, 2001 and expire no later than April 2, 2001, unless extended, will be followed by a second step merger in which those

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shares not tendered will be converted into the right to receive the same $2.15 per share in cash. Also, to provide interim funding to Telocity, HUGHES has agreed to advance up to $20 million prior to completion of the tender offer. Following completion of the tender offer, HUGHES will be entitled to designate a majority of the Board of Directors of Telocity. If 90% of the outstanding shares of Telocity common stock are tendered and purchased pursuant to the offer, the second step merger can be completed thereafter without a vote or meeting of Telocity's stockholders.

     Telocity stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Telocity stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by HUGHES and Telocity with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Telocity stockholders without cost to them from HUGHES and Telocity.

                                   SAFE HARBOR

     HUGHES ELECTRONICS CORPORATION believes that some of the foregoing statements may constitute forward-looking statements. When used in this report, the words "estimate," "plan," "project," "anticipate," "expect," "intend," "outlook," "believe," and other similar expressions are intended to identify such forward-looking statements and information. Important factors that may cause actual results of HUGHES to differ materially from the forward-looking statements in this report are set forth in the Form 10-Ks filed with the SEC by GM and HUGHES.

     TELOCITY states that investors are cautioned that statements that are not strictly historical constitute forward-looking statements, including, without limitation, statements regarding value-added services and the expectations therefor, current or future financial performance, management's plans and objectives for future operations, product plans and performance, management's assessment of market factors, and statements regarding the strategy and plans of Telocity and its strategic partners. In accordance with the Private Securities Litigation Reform Act of 1995, important factors that could cause Telocity's actual results to differ materially from those expressed or implied by such forward-looking statements include but are not limited to the pending acquisition of Telocity by Hughes, the highly competitive and evolving nature of the broadband market, the successful deployment of Telocity's rollout plans and strategies, customer demand for Telocity's services in target markets, the pricing environment for Telocity's basic and value-added services, and the success of the company's strategic relationships. Readers are encouraged to review Telocity's recent filings with the Securities and Exchange Commission, including Telocity's current quarterly report on Form 10-Q, Registration Statement on Form S-8, prospectus filed under Rule 428(b)(4), final> amended Registration Statement on Form S-1, and its other filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's web site at http://www.sec.gov. Descriptions of risk factors are not intended to be complete.

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